Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

November 22, 2013

VIA EDGAR

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Emerald Isle Exploration Ltd. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed November 22, 2013
File No. 333-189630

Dear Mr. Reynolds:

We respectfully hereby submit the information in this letter, on behalf of our client, Emerald Isle Exploration Ltd., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 6, 2013.  Amendment No. 3 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on November 22, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

Form S-1 filed October 25, 2013

General

1.    Please revise the cover page and other disclosure revised in response to prior comment eight from our letter dated September 13, 2013 to clearly indicate your offering termination date. See Item 501(b)(8)(ii) of Regulation S-K.

Company response:  The Company has revised its disclosure to clarify that the termination date in 16 months from the date that the Form S-1 is declared effective.  Please see the prospectus cover page and pages 8, 10, 11, 14, 23 and 27.

John Reynolds
Assistant Director
U.S. Securities and Exchange Commission
November 22, 2013

Use of Proceeds, page 10

2.    Please review your table for mathematical accuracy. It is unclear, for example, why you do not reflect negative Net Proceeds After Offering Expenses balance under the 25% share sale scenario. Please advise or revise.

Company response:  The Company has reviewed its Use of Proceeds table for mathematical accuracy and made two corrections to if the 25% of shares sold column.  Please see page 10.

3.    We note that you include footnote 2 following the Use of Proceeds table. Please revise to reference footnote 2 in the Use of Proceeds table or advise us as appropriate.

Company response:  The Company has referenced footnote 2 in the third line item of the 25% of shares sold column.  Please see page 10.

Security Ownership of Certain Beneficial Owners and Management, page 35

4.    We note your response to prior comment 9 from our letter dated September 13, 2013 and reissue. Please review the definitions for both of voting power and investment power and revise your disclosure accordingly.

Company response:  The Company has revised its disclosure on page 35 in compliance with this comment.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/  Thomas E. Puzzo
       Thomas E. Puzzo